Conference Call Script
4th Quarter 2022 Results
Tuesday, January 24, 2023
11:00 a.m. local time

Facilitator:
Good morning, and welcome to Peoples Bancorp Inc.'s conference call. My name is Betsy and I will be your conference facilitator. Today's call will cover a discussion of the results of operations for the quarterly and fiscal year ended December 31, 2022. (Operator Instructions). After the speakers' remarks, there will be a question-and-answer period. (Operator Instructions). This call is also being recorded. If you object to the recording, please disconnect at this time.
Please be advised that the commentary in this call will contain projections or other forward-looking statements regarding Peoples’ future financial performance or future events. These statements are based on management’s current expectations.
The statements in this call, which are not historical fact, are forward-looking statements and involve a number of risks and uncertainties detailed in Peoples’ Securities and Exchange Commission filings.
Management believes the forward-looking statements made during this call are based on reasonable assumptions within the bounds of their knowledge of Peoples’ business and operations. However, it is possible actual results may differ materially from these forward-looking statements.
Peoples disclaims any responsibility to update these forward-looking statements after this call, except as may be required by applicable legal requirements.
Peoples’ 4th quarter 2022 earnings release was issued this morning and is available at peoplesbancorp.com under “Investor Relations”.
A reconciliation of the non-Generally Accepted Accounting Principles (or “GAAP”) financial measures discussed during this call to the most directly comparable GAAP financial measures is included at the end of the earnings release.
This call will include about 20 to 25 minutes of prepared commentary, followed by a question and answer period, which I will facilitate. An archived webcast of this call will be available on peoplesbancorp.com in the “Investor Relations” section for one year.

Participants in today’s call will be Chuck Sulerzyski, President and Chief Executive Officer, and Katie Bailey, Chief Financial Officer and Treasurer, and each will be available for questions following opening statements.
Mr. Sulerzyski, you may begin your conference.
Mr. Chuck Sulerzyski:
Thank you, Betsy.
Good morning and we appreciate you joining our call today.
We are pleased to report that our net income totaled $26.8 million for the fourth quarter, or $0.95 in diluted earnings per share.
For the full year, our net income more than doubled compared to 2021, to $101.3 million, or $3.60 in diluted EPS. This is a record annual net income for our company.
Our fourth quarter results included several highlights:
•We had record quarterly total revenue compared to prior periods, of over $90 million, which was nearly $3 million higher than the linked quarter;
•We were able to expand our fourth quarter net interest margin by 27 basis points compared to the linked quarter, as we closely managed our deposit costs while our yields improved;
•We had annualized loan growth of 8%, compared to the linked quarter;
•We lowered our reported efficiency ratio to 56.7% compared to 57.2% for the linked quarter;
•We generated positive operating leverage compared to the linked quarter. For the full year of 2022, we grew our total revenues by 37%, while only growing our expenses by 13% compared to 2021, resulting in positive operating leverage;
•We had record pre-tax pre-provision net revenue as a percent of total average assets, which was 2.06% for the fourth quarter and 1.77% for the full year of 2022;
•Our return on average stockholders’ equity grew to 13.9% compared to 12.9% for the linked quarter, and was 12.7% for the full year of 2022 compared to 7.2% for 2021;

•Our fourth quarter return on average assets improved 6 basis points from the linked quarter, to 1.51%; and,
•We maintained our fourth quarter total non-interest expense, excluding acquisition-related expenses, within the range we previously had guided.
Our allowance for credit losses was relatively flat compared to the linked quarter-end, and was down 17% from the prior year-end.
Provision for credit losses was $2.3 million for the fourth quarter, which negatively impacted diluted EPS by 6 cents. For the full year, we had a release of provision totaling $3.5 million, which added 10 cents to diluted EPS.
•Our allowance for credit losses has grown in recent quarters due to deterioration in macro-economic conditions within the underlying forecasts, coupled with loan growth.
◦We have also experienced improvements in our reserves for individually analyzed loans, which have partially offset the increases.
•Our allowance for credit losses stood at 1.1% of total loans at quarter-end, slightly lower than the linked quarter-end, and a decrease from 1.4% at the prior year-end.
Moving on to our loan portfolio, for the fourth quarter, we grew balances by $96 million, or 8% annualized, compared to the linked quarter-end.
•Our largest contributor to the growth was our consumer indirect loans, which increased $37 million, or 25% annualized.
•We had significant growth in our leasing balances, which were up $32 million, or 41% annualized.
•Our construction loans increased $31 million, or 58% annualized, while our commercial and industrial loans were up $15 million, or 7% annualized.
•Compared to year-end 2021, we had organic loan growth of 5%.
◦We doubled our organic lease balances, which were up $133 million compared to year-end 2021.

◦Consumer indirect loans increased 19% compared to December 31, 2021, while construction and premium finance loans each had 17% growth.
◦The 5% annual organic growth is on the low end of our 5-11% historic annual growth rate since 2013.
•We continued to have high production levels, which exceeded our 2021 production.
◦We had some head winds during the year with pay-offs.
◦Some of these pay-offs were desired to improve our concentrations and overall credit quality.
◦During the fourth quarter, we were able to return to our historic growth levels.
From a credit quality perspective, we had stable metrics compared to the linked quarter-end.
•Nonperforming assets as a percent of total assets improved to 63 basis points, which is 1 basis point lower than the linked quarter-end, and 5 basis points lower than the prior year-end.
•Our nonperforming loans were relatively flat compared to the linked quarter-end, as declines in loans 90+ days past due and accruing were offset by higher nonaccruals.
•The portion of our loan portfolio considered “current” stood at 98.6%, which was a slight decline from 98.9% for the linked quarter-end.
•Our quarterly annualized net charge-off rate was 18 basis points for the fourth quarter, and totaled 16 basis points for 2022.
◦We had some growth in our net charge-offs compared to the linked quarter, and experienced most of the increase in leases and consumer indirect loans.
•Classified loans declined compared to the linked quarter-end, and were driven by $7 million in upgrades and $3 million in pay-offs.
•Our criticized loans grew compared to the linked quarter-end, and were primarily driven by the downgrade of three commercial and industrial relationships.

◦We believe all three relationships will have a positive resolution in future months, so we expect that the downgrades will be temporary.
◦The increase in criticized loans from these downgrades was partially offset by paydowns of $7 million and upgrades of $8 million, compared to the linked quarter-end.
We continue to closely monitor our credit quality and take action to reduce exposures and risk where we can. We are confident in the credit quality of our new originations, as we focus on maintaining high credit standards.

As it relates to our announced merger, we have made a lot of progress thanks to the alignment and cooperation from the Limestone team. We continue to be impressed with the organization and prospects and look forward to closing.
We have submitted our proposed applications and documents to our regulators, and are in the process of obtaining shareholder approval.
At the same time, we have sent teams to the Limestone locations to ensure a smooth transition, and a positive outlook for all associates.
•Our extensive experience with mergers and acquisitions allows us to complete an array of processes quickly, accurately and efficiently.
•At this point, we are impressed with the Limestone team, and the quality of their talent.
We are on track to meet our internal and external deadlines associated with the merger, which we expect to close during the second quarter of 2023, and are looking forward to putting our teams together to move our combined institution forward.
I will now turn the call over to Katie for additional details around our financial performance.
Ms. Katie Bailey:
Thank you, Chuck.
Our net interest income continued to grow and was up 5% compared to the linked quarter, and our net interest margin expanded 27 basis points to 4.44%.

•Our loan and investment yields increased compared to the linked quarter, and continued to be positively impacted by the higher market interest rate environment.
•Accretion income (net of amortization expense) from acquisitions was $2.2 million, adding 14 basis points to margin, compared to $2.8 million and 16 basis points, respectively, for the linked quarter.
•Our funding costs were up 12 basis points, and were driven by higher borrowing costs and increased borrowing balances, while we raised our deposit rates marginally.
•Our controlled deposit costs, which were 19 basis points for the fourth quarter, compared to 16 basis points for the linked quarter, have continued to help our margin expand at a high rate in recent quarters.
Compared to the prior year quarter, net interest income grew 29%, and net interest margin expanded 107 basis points.
•We continued to see improvement from our core growth and the increases in market interest rates.
•Quarterly loan yields improved by 116 basis points, while our investment securities yield was 70 basis points higher than the prior year quarter.
•Funding costs doubled, and were tied to higher borrowing costs and balances, and the increase in our deposit rates.
For the full year, our net interest income grew 47%, while our net interest margin expanded 56 basis points, compared to 2021.
•The majority of the increase was driven by the Premier Merger and Vantage acquisition, coupled with organic growth and higher market interest rates during 2022.
We are currently in an asset-sensitive position as it relates to our balance sheet, and we expect a slight reduction in asset sensitivity once we complete the Limestone merger.
As it relates to our efficiency ratio, we are pleased that our efforts for reduction have paid off.
•Our efficiency ratio was 56.7% on a reported basis for the fourth quarter, compared to 57.2% for the linked quarter and 62.7% for the prior year quarter.

•When adjusted for non-core expenses, our efficiency ratio was 55.9%, a decline compared to 56.6% for the linked quarter and 61.5% for the prior year quarter.
•On a year-to-date basis, we improved our reported efficiency ratio to 59.6% from 73.6% for 2021.
•The adjusted efficiency ratio was 58.6% compared to 63.5% for 2021.
We had positive operating leverage compared to the linked quarter, prior year quarter and full year of 2021. The value we find in this measure is identifying if we are growing our revenues faster than our expenses, and we did, both on a reported basis and when adjusted for non-core expenses, compared to prior periods.
Compared to the linked quarter, our fee-based income declined 4%.
•While insurance income grew, the overall decrease was driven by lower commercial loan swap fee income, which is included in other non-interest income, along with lower lease and electronic banking income.
Compared to the prior year quarter, our fee-based income was down 1%.
•Lease income grew considerably, totaling $1.3 million, compared to $600,000 for the prior year quarter.
•Our insurance income grew 12% compared to the fourth quarter of 2021, and was positively impacted by our insurance acquisition earlier this year.
•We also experienced growth in bank owned life insurance income, as we purchased additional policies during 2022, and we had higher deposit account service charges.
•Our increases were more than offset by declines in mortgage banking and commercial loan swap fee income, which were a result of the high interest rate environment reducing customer demand.
For the full year, fee-based income was up 14% compared to the prior year.
•Our biggest area of growth was deposit account service charges, which was driven by the additional customers from the Premier Merger.

•Lease income grew $3.0 million compared to 2021, driven by the lease acquisitions.
•Our electronic banking income increased largely due to higher customer activity and additional accounts from the Premier Merger in late 2021.
•Insurance income increased during 2022, compared to 2021, and mortgage banking income declined due to fewer refinancing and home purchases made by consumers related to higher market interest rates in recent periods.
•Bank owned life insurance income increased because of the policies purchased during 2022.
Moving on to expenses, compared to the linked quarter, total non-interest expense increased 2%.
•This was driven by higher data processing and software expense, while other non-interest expense and professional fees grew due to recent acquisition-related expenses recorded, which totaled over $700,000 for the quarter.
•At the same time, we had higher other loan expenses.
•We were able to offset some of these increases with declines in our electronic banking, franchise tax and marketing expenses.
Compared to the prior year quarter, our total non-interest expense grew 11%.
•The largest growth was in salaries and employee benefit costs, which was driven by the increases in pay for associates related to merit increases during 2022, coupled with the recent salary increase we completed at the beginning of October for associates making $60,000 or less a year.
◦We had increased expenses due to the addition of associates from the Vantage and Elite acquisitions completed this year.
◦Also contributing to the increase was higher sales and incentive compensation tied to improved performance and production, along with higher medical insurance costs.

•We recorded higher data processing and software expenses, as well as increased amortization of intangible assets, associated with our recent acquisitions.
•We had the additional operating expenses from the Vantage acquisition, which we completed in early 2022.
•The growth in these expenses was partially offset by lower electronic banking and franchise tax expense.
For the full year of 2022, compared to 2021, our total non-interest expense grew 13%.
•We have been acquisitive in recent periods, which has led to a growth in costs associated with our larger size and footprint over the last year.
◦This has resulted in higher costs reflected through most expense categories, excluding acquisition-related expenses.
Moving on to the balance sheet, we grew our held-to-maturity investment portfolio by over $150 million from the linked quarter-end.
•We have been purchasing bonds that are high-yielding, with relatively low credit risk, as they are issued by government-sponsored enterprises.
•The additional investment in held-to-maturity investment securities has allowed us to reduce some of our exposure to the swings in accumulated other comprehensive losses that we have been experiencing in our available-for-sale investment securities.
•At year-end, our investment securities comprised 24.1% of our total assets, compared to 23.1% for the linked quarter-end and 23.8% for the prior year-end.
◦We anticipate that our investment securities as a percent of total assets could decline in future periods, as we continue to manage our liquidity position.
•As Chuck mentioned earlier, we had loan growth of over $96 million, or 8% annualized, since September 30, 2022.
•Compared to the linked quarter-end, our total deposits declined 3%.

◦This was driven by outflows of governmental deposits, which have a seasonal decrease during the fourth quarter of each year.
◦We also had some shrinkage in our non-interest-bearing and retail CD’s; however, our demand deposits as a percent of total deposits were still at 48% at year-end, consistent with the linked quarter-end and prior year-end.
◦We had some growth in our brokered CD balances, which was a function of our funding process, as these were at a lower price than certain FHLB advances.
◦At year-end, the reduction in our deposits put us in an overnight borrowed position.
From a capital perspective, we grew our regulatory capital ratios compared to the linked quarter-end. At year-end:
•Our common equity tier 1 capital ratio was 12.0%;
•Total risk-based capital ratio was 13.2%; and,
•The tier 1 leverage ratio was 8.9%.
Each ratio improved by 22 to 28 basis points compared to September 30, 2022. We have substantially recovered from the decreases in our capital ratios caused by the Vantage acquisition earlier in 2022.
Our tangible equity to tangible assets ratio improved to 6.7%, from 6.5% at the linked quarter-end, as earnings net of dividends increased our capital, coupled with a slight recovery in our accumulated other comprehensive loss.
We grew our book value and tangible book value per share by 13% and 25%, respectively, on an annualized basis, compared to the linked quarter.
I will now turn the call back to Chuck for additional comments.
Mr. Chuck Sulerzyski:
Thank you, Katie.
We have improved our performance considerably during 2022, along with reaping the benefits of the market interest rate increases and prior acquisitions.

We were recognized by Newsweek as the 2023 Best Small Bank in the state of Ohio.
•We were also recognized by American Banker as a Best Bank To Work For 2022.
•This is the second year in a row we have received this honor, and we are one of only 90 banks to receive this award in 2022.
We have positioned ourselves to continue to provide a profitable return for shareholders during 2023, while also expanding our business into larger markets in Kentucky with the pending Limestone Merger.
We have been able to capitalize on our recent mergers and acquisitions:
•substantially reducing our efficiency ratio,
•building on our positive operating leverage by growing revenues,
•while offering state of the art technology to our new clients.
As we look to our future, we are refreshing our guidance for 2023, which includes the impact of the pending Limestone Merger, but excludes the acquisition-related expenses:
•During 2023, we expect our net interest income to continue to grow due to the Limestone Merger, as well as the full year benefits of higher market interest rates as our loans reprice to the newest rate;
•We expect net interest margin expansion to slow as we will need to increase our funding costs in future periods.
◦With that being said, we believe net interest margin for 2023 will be between 4.50% and 4.65%, which assumes relatively flat rates for 2023 as compared to year-end 2022;
•We anticipate loan growth of between 25 and 30%, including the new Limestone balances, while we believe our annual organic growth without the acquired loans, will be between 5 to 7%;
•We expect fee-based income percentage growth to be in the low double-digits compared to 2022, which includes the impact of the pending Limestone Merger;
•We are anticipating a 20% increase in our total non-interest expenses for 2023, excluding acquisition-related expenses, compared to the full year of 2022;

•We expect our efficiency ratio to be between 55% and 57% for the full year, including Limestone.
•We believe we will see an increase of about 5 basis points in our net charge-off rate during 2023, compared to 2022;
•We continue to believe we will meaningfully exceed all current analyst EPS estimates for 2023, especially considering our refreshed guidance and the anticipated benefits of the Limestone merger.
◦I will note that for all four quarters of 2022, we have well-exceeded analyst consensus quarterly EPS estimates.
As we move into the New Year, I wanted to note, as we customarily do, that our first quarter expenses are generally higher due to a few expenses that we typically expect to recognize during the first quarter, which include:
•Employer contributions to health savings accounts;
•Stock-based compensation expense for certain employees;
•Higher payroll taxes; and,
•Annual merit increases.
We intend to keep our momentum moving into 2023, with a focus on strategically growing our core business, while also working to seamlessly integrate the Limestone Merger. We are making positive progress toward our goals, and will keep those at the forefront of everything we do in 2023.
This concludes our commentary, and we will open the call for questions. Once again, this is Chuck Sulerzyski and joining me for the Q and A session is Katie Bailey, our Chief Financial Officer. I will now turn the call back into the hands of our call facilitator.
Thank you.

Questions and Answers
Operator: We will now begin the question-and-answer session. (Operator Instructions). Brendan Nosal with Piper Sandler.
Brendan Nosal: Maybe just to start off on the margin, obviously, a fantastic performance this year at composite costs that barely budged. I was hoping for the outlook for next year. You can kind of walk through the quarterly progression that gets you into that [450 to 465] for the year. I would imagine that some funding costs have to accelerate more meaningfully just to reflect where rates are today. Just kind of curious how that moves throughout the year?
Chuck Sulerzyski: I would just say a couple different things, and then I'll let Katie give her thoughts on it. First off, the value of this franchise is the deposit book. And the low rate environment over the last decade really hasn't given an opportunity for that to shine. Rates have gone up 4% and our deposit costs have gone up 5 basis points. Yes, you tell me how much more rates are going to go up. My guess will be another half of a point to 25-basis point increases, and our deposit cost may go up 10 to 20 basis points more during the course of 2023, but not a whole lot more.
Katie Bailey: Yes, the other things I would note are as it relates to the year-over-year benefit, just from the rates as they rose throughout 2022, we'll get the annual benefit of that and quarterly see that come through in 2023. Also, the asset mix changes with our leasing portfolio, which you're well aware has a meaningfully higher yield than our other core bank portfolio. So as we continue to see strong growth in those specialty businesses, we'll see some benefit through margin as well.
Brendan Nosal: Got it. Okay. And then one more for me. I appreciate the guide on expenses, including Limestone. Maybe for those folks who are not yet modeling the deal, could you offer kind of a standalone PEBO cost guide? I think last quarter, you said $56 million to $58 million per quarter for 2023?
Katie Bailey: Yes, I think that's still the core PEBO expectation for 2023 on a quarterly basis, close to $56 million to $58 million.
Brendan Nosal: Fantastic, thank you so much.
Operator: Ben Gerlinger with Hovde Group.
Ben Gerlinger: Hey, guys, I just had one quick question. I wanted to follow up on that margin. You said [4.5 to 4.65]. But Chuck, you also included some things that were inclusive of Limestone. Was that margin inclusive of Limestone or not?
Chuck Sulerzyski: Yes.

Ben Gerlinger: And then I appreciate you kind of going through the color of Fed plus-25 and then assuming another plus-25. I'm just kind of thinking the 15-basis point spread is pretty big. Is the deposit cost the biggest, I don't know, variable, I guess you could say, between the high end and the low end, or is there just more of a mix on the asset side?
Chuck Sulerzyski: And then what we're paying for alternative funding too comes into the equation. I'd tell you I'd lean towards the high side of the range, but Katie will kick me.
Katie Bailey: Yes, I think, as you pointed out, it's largely contingent about where we see the loan growth, and also too on the deposit costs, what kind of moves we have to do there as rates rise, as well as alternative funding.
Ben Gerlinger: Got you. I appreciate it. Thank you.
Operator: Michael Perito with KBW.
Michael Perito: I had a couple. I wanted to start, Katie kind of mentioned it depends on the loan growth. So just on the loan growth side here, what are some of maybe the areas that can put you at the higher or lower end of the 5% to 7% range?
And then maybe as a follow-up, Chuck, just on the leasing and some of the premium finance, some of the stuff you guys are doing there, how, if at all -- and maybe the answer is it hasn't. But how, if at all, has kind of some of the uncertainty of 2023 and the funding changing environment and everything impacted your kind of near-term outlook for those businesses? Just curious if there has been any kind of change relative to the last time we spoke?
Chuck Sulerzyski: No, I think the specialty finance businesses are all optimistic on 2023. I would say that some of those leasing businesses will do better; they are almost anti-cyclical in harder times, as people lease things as opposed to purchase. We have been -- as the script indicated, since 2013, we've grown organically 5% to 11% every year. Last year was tough for us with only 5%. We have, in the guidance, the organic pieces being 5% to 7%.
I think some of the things that will determine whether it's at the high end or higher have to do with what happens in the real estate markets with the higher rates. Do people take things to the permanent market a little bit faster? I think that could impact us some. But our pipelines are robust; we had a great year of originations in 2022. If we can do as well with originations in 2023, we'll have simply more growth because we are going to see some of the moves we made to improve the portfolio by encouraging some credits to go elsewhere.

Michael Perito: Helpful. And then just kind of big-picture, we are hearing on other calls that bank M&A has slowed. Obviously, you guys had a bit of activity recently. Just can you maybe give us an update near term on kind of the capital priorities for the bank in 2023?
And is there a period here where there is some digestion, some growth that platforms acquired, that you guys would like to see occur, or is there still enough dislocation where there are opportunities that externally, that would be enticing for you guys to consider?
Chuck Sulerzyski: Well, certainly, we have been active with M&A, and we see M&A as an important part of the business. We do not have plans to do a deal in 2023. But having said that, we talk to banks all the time, and it's analogous to a portfolio manager running a portfolio; you always have to make your contacts.
In terms of capital priorities, we have that really robust dividend, and we will retain that. We have been blocked out of share buybacks because of the acquisition, although certainly at this price, we think the stock is a steal, and we just would like to continue to build our capital levels.
Michael Perito: Great. And then just lastly for me, I know you guys gave kind of the broader -- the guidance and outlook for 2023. But you guys have quite a few contributors in that period of time, and I'm curious, Chuck, if I had to put you on the spot, any particular area where you think maybe there could be some upside or some optimism about dislocation or growth opportunities for next year on the noninterest income businesses?
Chuck Sulerzyski: Well, obviously, the stock market has put a dent in our investment businesses last year. We were pretty much neutral from a revenue standpoint. If the market turns around, those earnings will increase. Last year was one of the few years over my career where you had the double whammy of stocks being down and bonds being off. That's pretty unusual, I don't expect that to happen again this year. And I think our investment business has potential upside.
Michael Perito: Cool. Thank you, guys. I appreciate you taking my questions and hope you are well.
Operator: Terry McEvoy with Stephens.
Terry McEvoy: Maybe the first question -- have you scheduled a conversion date for Limestone? And what I'm getting at is trying to understand kind of the cost savings and what you foresee happening in 2023, and if there is any kind of follow-through into 2024?
Chuck Sulerzyski: Yes, we have a date in August, I think it's August 5, scheduled for conversion. I will tell you that we will get the vast majority of the expense saves in 2023. We'll get some year-over-year benefit in 2024, but it's been our history to get the expense saves pretty quickly.
Terence McEvoy: And then as a follow-up, in the press release, I think it was, favorable funding source was the brokered CDs. And you've done a really good job holding kind of the noninterest-bearing deposits relative to what I've seen across the industry. What's your thoughts on kind of the mix shift of deposits? And will you continue to rely on brokered CDs in your view in 2023?
Chuck Sulerzyski: It's part of the mix; it's not a dependency by any stretch of the imagination. I'll just reiterate some of the points that were made. A lot of the deposit activity, the decrease was seasonality. We are going to get a great deal of those deposits back in the first quarter. We have a phenomenal deposit book. It's the advantage of being in these communities that we serve that frankly, most of the -- many of the competitors have vacated, so it's not by accident.
Katie Bailey: And I would just say, we evaluate brokered in conjunction with our FHLB opportunity for funding, and whoever prices best is who gets our business.
Terence McEvoy: Okay. Understood. And then maybe one last question. Can you remind me, have you made any changes to your overdraft fees or consumer fees? And if not, are you contemplating anything there?
Chuck Sulerzyski: We have made a few changes, a few adjustments, over the last few years, nothing substantial. I think we have a change going in that we've budgeted that's going to hurt us about $400,000. We continue to examine it, but I don't see anything radical at this point in time.
Terence McEvoy: Thanks for taking my questions.
Operator: Manuel Navas with D. A. Davidson.
Manuel Navas: Where should we think the kind of loan-to-deposit ratio creeps up to? And where kind of you thinking you're going to target it over time?
Chuck Sulerzyski: Well, that's an interesting question. I think it will continue to go up a couple percents a quarter. Keep in mind that we have the Limestone acquisition coming in. I don't think we will hit the 90s this year. I think that I would like the loan-to-deposit ratio generally to be in the low to mid-90s. But again, I think it will improve, but I don't think we'll hit 90.
Manuel Navas: Okay. The lease book has phenomenal yields. It's about 10% this quarter. That should continue to kind of creep up, right? Is that the right way to think about it?

Katie Bailey: Yes, it should -- it will go up from there in future quarters. And again, what you've seen over time is some reductions in what we were booking. The North Star acquisition that we did in 2021 had higher yields, that's that micro-ticket book, then what the deal we did in 2022 has, which is more of a small-mid-ticket book, and so you've seen some reduction based on that shift, or the combination of those two portfolios together. But I think the opportunity for 2023 is the expansion in that yield.
Manuel Navas: Okay. That's helpful. I'm good for now. Thank you, guys.
Operator: (Operator Instructions). Follow-up from Brendan Nosal with Piper Sandler.
Brendan Nosal: Thanks. One more follow-up for me on the margin. Could you maybe offer some color on how much NPAs are underneath that [4.50 to 4.65] margin for 2023? And then how much of those total PAAs are coming from Limestone?
Katie Bailey: Purchase accounting, you're asking about?
Brendan Nosal: Yes, how much of that margin is purchase accounting in your thinking?
Katie Bailey: Yes, so we expect that to continue to be in the range of 10 to 15 basis points as we move into 2023 on a quarterly basis.
Brendan Nosal: Okay. I was kind of thinking with Limestone, just given the marks from the rate environment, there would be a bigger pickup there. Is that not the case given the pullback in rates? How should I think about that?
Katie Bailey: Well, I think you have some runoff of the portfolios that we've already -- or the acquisitions we've already done. So you'll see some reduction for the kind of seasoned acquisitions, and then you'll see an offsetting increase for the Limestone acquisition. But by nature, it's going to diminish over time and so it stays relatively steady.
Brendan Nosal: Got it. Okay. That's super-helpful. Thank you.
Operator: At this time, there are no further questions. Sir, do you have any closing remarks?
Chuck Sulerzyski: Yes, I want to thank everyone for joining our call this morning. Please remember that our earnings release and a webcast of this call will be archived at peoplesbancorp.com under the Investor Relations section. Thank you for your time, and have a great day.
Operator: The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.